Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)		For the three months ended				For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2008	2008	2008	2007	2007	2008	2007

Interest, Dividend and Fee Income
Loans	$2,467	$2,609	$2,984	$2,971	$2,935	$8,060	$8,586
Securities	705	805	948	910	786	2,458	2,243
Deposits with banks	203	230	315	387	291	748	741

	3,375	3,644	4,247	4,268	4,012	11,266	11,570

Interest Expense
Deposits	1,612	1,842	2,297	2,328	1,968	5,751	5,577
Subordinated debt	61	51	49	51	46	161	129
Preferred shares and capital trust securities	22	23	23	24	24	68	75
Other liabilities	394	554	664	669	727	1,612	2,142

	2,089	2,470	3,033	3,072	2,765	7,592	7,923

Net Interest Income	1,286	1,174	1,214	1,196	1,247	3,674	3,647
Provision for credit losses (Note 2)	484	151	230	151	91	865	202

Net Interest Income After Provision for Credit Losses	802	1,023	984	1,045	1,156	2,809	3,445

Non-Interest Revenue
Securities commissions and fees	294	270	271	265	299	835	880
Deposit and payment service charges	190	181	182	183	180	553	545
Trading revenues (losses)	220	192	(301)	(165)	40	111	(322)
Lending fees	116	101	92	105	102	309	301
Card fees	88	78	67	(105)	79	233	212
Investment management and custodial fees	86	85	81	83	81	252	239
Mutual fund revenues	151	144	154	148	151	449	428
Securitization revenues	133	133	80	61	65	346	235
Underwriting and advisory fees	97	98	92	103	160	287	425
Securities gains (losses), other than trading	(75)	14	(2)	148	6	(63)	98
Foreign exchange, other than trading	25	30	29	48	30	84	84
Insurance income	56	52	62	52	55	170	178
Other	79	68	5	78	60	152	199

	1,460	1,446	812	1,004	1,308	3,718	3,502

Net Interest Income and Non-Interest Revenue	2,262	2,469	1,796	2,049	2,464	6,527	6,947

Non-Interest Expense
Employee compensation (Note 8)	1,044	980	945	901	1,024	2,969	2,924
Premises and equipment	346	335	326	350	325	1,007	953
Amortization of intangible assets	11	10	10	11	11	31	35
Travel and business development	87	74	72	92	72	233	195
Communications	50	53	42	36	38	145	113
Business and capital taxes	20	(1)	12	6	–	31	41
Professional fees	102	90	79	108	62	271	193
Other	122	139	128	127	127	389	357

	1,782	1,680	1,614	1,631	1,659	5,076	4,811

Restructuring Charge (Note 9)	–	–	–	24	–	–	135

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	480	789	182	394	805	1,451	2,001
Income taxes	(59)	128	(91)	(77)	127	(22)	266

	539	661	273	471	678	1,473	1,735
Non-controlling interest in subsidiaries	18	19	18	19	18	55	56

Net Income	$521	$642	$255	$452	$660	$1,418	$1,679

Preferred share dividends	$19	$14	$15	$12	$9	$48	$31
Net income available to common shareholders	$502	$628	$240	$440	$651	$1,370	$1,648
Average common shares (in thousands)	504,124	502,054	499,067	498,379	499,793	501,746	500,480
Average diluted common shares (in thousands)	508,032	506,638	505,572	506,173	507,913	506,732	509,242

Earnings Per Share (Canadian $)
Basic	$1.00	$1.25	$0.48	$0.89	$1.30	$2.73	$3.29
Diluted	0.98	1.25	0.47	0.87	1.28	2.70	3.24
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.68	2.10	2.01

   The accompanying notes are an integral part of these interim consolidated financial statements.
30 • BMO Financial Group Third Quarter Report 2008

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2008	2008	2008	2007	2007

Assets
Cash Resources	$22,054	$22,237	$26,122	$22,890	$25,041

Securities
Trading	63,628	64,443	63,377	70,773	67,716
Available-for-sale	23,426	22,453	24,341	26,010	17,046
Other	1,821	1,774	1,747	1,494	1,456
Loan substitutes	–	–	–	–	11

	88,875	88,670	89,465	98,277	86,229

Loans
Residential mortgages	51,757	52,583	53,224	52,429	62,297
Consumer instalment and other personal	40,292	37,954	34,517	33,189	33,009
Credit cards	3,532	4,338	4,685	4,493	4,347
Businesses and governments	71,961	67,942	66,205	62,650	63,795
Securities borrowed or purchased under resale agreements	32,433	33,596	42,937	37,093	34,216

	199,975	196,413	201,568	189,854	197,664
Customers’ liability under acceptances	9,834	10,345	11,590	12,389	8,993
Allowance for credit losses (Note 2)	(1,494)	(1,336)	(1,227)	(1,055)	(1,045)

	208,315	205,422	211,931	201,188	205,612

Other Assets
Derivative instruments	43,167	44,557	36,857	32,585	30,030
Premises and equipment	2,051	2,024	1,977	1,980	2,015
Goodwill	1,449	1,398	1,189	1,140	1,232
Intangible assets	189	208	152	124	149
Other	8,947	10,642	9,132	8,340	8,846

	55,803	58,829	49,307	44,169	42,272

Total Assets	$375,047	$375,158	$376,825	$366,524	$359,154

Liabilities and Shareholders’ Equity
Deposits
Banks	$29,988	$30,938	$34,991	$34,100	$30,561
Businesses and governments	131,748	122,707	125,312	121,748	120,757
Individuals	86,921	84,935	82,608	76,202	77,709

	248,657	238,580	242,911	232,050	229,027

Other Liabilities
Derivative instruments	36,786	40,347	32,776	33,584	30,543
Acceptances	9,834	10,345	11,590	12,389	8,993
Securities sold but not yet purchased	17,415	20,053	28,393	25,039	28,551
Securities lent or sold under repurchase agreements	28,148	29,894	28,331	31,263	30,992
Other	11,650	13,940	12,478	12,055	10,682

	103,833	114,579	113,568	114,330	109,761

Subordinated Debt (Note 10)	4,204	4,199	3,446	3,446	3,446

Preferred Share Liability (Note 11)	250	250	250	250	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	6,458	6,114	5,648	5,607	5,318
Contributed surplus	68	67	65	58	56
Retained earnings	11,471	11,327	11,056	11,166	11,158
Accumulated other comprehensive loss	(1,044)	(1,108)	(1,269)	(1,533)	(1,212)

	16,953	16,400	15,500	15,298	15,320

Total Liabilities and Shareholders’ Equity	$375,047	$375,158	$376,825	$366,524	$359,154

   The accompanying notes are an integral part of these interim consolidated financial statements.
BMO Financial Group Third Quarter Report 2008 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Net income	$521	$660	$1,418	$1,679
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(51)	(59)	24	(55)
Net change in unrealized gains (losses) on cash flow hedges	50	(110)	194	(154)
Net gain (loss) on translation of net foreign operations	65	(120)	271	(166)

Total Comprehensive Income	$585	$371	$1,907	$1,304

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Preferred Shares
Balance at beginning of period	$1,446	$946	$1,196	$596
Issued during the period (Note 11)	300	–	550	350

Balance at End of Period	1,746	946	1,746	946

Common Shares
Balance at beginning of period	4,668	4,326	4,411	4,231
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	32	30	87	85
Issued under the Stock Option Plan	12	41	34	109
Issued on the exchange of shares of a subsidiary corporation	–	–	–	1
Issued on the acquisition of a business (Note 7)	–	–	180	–
Repurchased for cancellation (Note 11)	–	(25)	–	(54)

Balance at End of Period	4,712	4,372	4,712	4,372

Contributed Surplus
Balance at beginning of period	67	55	58	49
Stock option expense	1	1	10	7

Balance at End of Period	68	56	68	56

Retained Earnings
Balance at beginning of period	11,327	11,017	11,166	10,974
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39)	–	–	–	(71)
Net income	521	660	1,418	1,679
Dividends – Preferred shares	(19)	(9)	(48)	(31)
– Common shares	(353)	(340)	(1,055)	(1,005)
Common shares repurchased for cancellation (Note 11)	–	(170)	–	(379)
Share issue expense	(5)	–	(10)	(9)

Balance at End of Period	11,471	11,158	11,471	11,158

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	110	7	35	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	–	–	3
Unrealized losses on available-for-sale securities arising during the period (net of income taxes of $42, $39, $25 and $35)	(89)	(73)	(54)	(65)
Reclassification to earnings of losses in the period (net of income taxes of $18, $10, $37 and $8)	38	14	78	10

Balance at End of Period	59	(52)	59	(52)

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	(22)	(95)	(166)	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	–	–	(51)
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $20, $55, $72 and $79)	37	(109)	141	(156)
Reclassification to earnings of losses (gains) on cash flow hedges (net of income taxes of $6, $1, $25 and $1)	13	(1)	53	2

Balance at End of Period	28	(205)	28	(205)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,196)	(835)	(1,402)	(789)
Unrealized gain (loss) on translation of net foreign operations	182	(375)	800	(501)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $57, $135, $253 and $178)	(117)	255	(529)	335

Balance at End of Period	(1,131)	(955)	(1,131)	(955)

Total Accumulated Other Comprehensive Loss	(1,044)	(1,212)	(1,044)	(1,212)

Total Shareholders’ Equity	$16,953	$15,320	$16,953	$15,320

  The accompanying notes are an integral part of these interim consolidated financial statements.
32 • BMO Financial Group Third Quarter Report 2008

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Cash Flows from Operating Activities
Net income	$521	$660	$1,418	$1,679
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	61	–	135	–
Net loss (gain) on securities, other than trading	14	(6)	(72)	(98)
Net (increase) decrease in trading securities	1,158	(5,145)	9,510	(17,042)
Provision for credit losses	484	91	865	202
Gain on sale of securitized loans (Note 3)	(113)	(41)	(288)	(155)
Change in derivative instruments – (Increase) decrease in derivative asset	1,918	7,688	(8,949)	(1,130)
– Increase (decrease) in derivative liability	(4,096)	(8,484)	1,471	880
Amortization of premises and equipment	98	100	291	291
Amortization of intangible assets	11	11	31	35
Net increase (decrease) in future income taxes	109	(61)	152	(140)
Net decrease in current income taxes	(341)	(5)	(868)	(589)
Change in accrued interest – Decrease in interest receivable	105	1	435	126
– Increase (decrease) in interest payable	(111)	126	(373)	159
Changes in other items and accruals, net	15	(263)	(4,492)	489
Gain on sale of land and buildings	(13)	–	(13)	–

Net Cash Used in Operating Activities	(180)	(5,328)	(747)	(15,293)

Cash Flows from Financing Activities
Net increase in deposits	8,199	11,192	5,924	28,296
Net increase (decrease) in securities sold but not yet purchased	(2,714)	3,974	(7,962)	13,309
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,083)	631	(4,886)	(38)
Net increase (decrease) in liabilities of subsidiaries	(832)	160	2,054	362
Repayment of subordinated debt (Note 10)	–	(150)	(150)	(483)
Proceeds from issuance of subordinated debt (Note 10)	–	1,200	900	1,200
Proceeds from issuance of preferred shares	300	–	550	350
Proceeds from issuance of common shares	44	71	121	194
Share issue expense	(5)	–	(10)	(9)
Common shares repurchased for cancellation (Note 11)	–	(195)	–	(433)
Dividends paid	(372)	(349)	(1,103)	(1,036)

Net Cash Provided by (Used in) Financing Activities	2,537	16,534	(4,562)	41,712

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	631	(5,226)	1,901	(5,370)
Purchases of securities, other than trading	(3,933)	(13,133)	(17,250)	(32,650)
Maturities of securities, other than trading	1,994	6,885	14,188	20,899
Proceeds from sales of securities, other than trading	1,169	6,043	6,967	8,355
Net (increase) in loans, customers’ liability under acceptances and loan substitute securities	(6,149)	(6,299)	(12,683)	(15,599)
Proceeds from securitization of loans (Note 3)	2,626	1,207	5,771	2,636
Net (increase) decrease in securities borrowed or purchased under resale agreements	1,492	368	6,332	(3,544)
Proceeds from sale of land and buildings	19	–	19	–
Premises and equipment – net purchases	(120)	(96)	(284)	(251)
Acquisitions (Note 7)	(31)	(2)	(207)	(387)

Net Cash Provided by (Used in) Investing Activities	(2,302)	(10,253)	4,754	(25,911)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	41	(63)	149	(23)

Net Increase (Decrease) in Cash and Cash Equivalents	96	890	(406)	485
Cash and Cash Equivalents at Beginning of Period	3,148	2,053	3,650	2,458

Cash and Cash Equivalents at End of Period	$3,244	$2,943	$3,244	$2,943

  The accompanying notes are an integral part of these interim consolidated financial statements.
  Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2008 • 33

Notes to Consolidated Financial Statements
July 31, 2008 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2007 as set out on pages 96 to 137 of our 2007 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2007.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2008 and July 31, 2007 there was no allowance for credit losses related to other credit instruments included in other liabilities.
     A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended

			Credit card, consumer
			instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$12	$5	$1	$1	$312	$152	$–	$–	$325	$158
Provision for credit losses	3	15	82	56	349	20	–	–	434	91
Recoveries	–	–	24	20	10	4	–	–	34	24
Write-offs	–	–	(106)	(76)	(263)	(40)	–	–	(369)	(116)
Foreign exchange and other	–	–	–	–	3	–	–	–	3	–

Specific Allowance at end of period	15	20	1	1	411	136	–	–	427	157

General Allowance at beginning of period	7	19	316	336	636	508	52	38	1,011	901
Provision for credit losses	1	(7)	33	1	19	7	(3)	(1)	50	–
Foreign exchange and other	–	–	–	–	6	(13)	–	–	6	(13)

General Allowance at end of period	8	12	349	337	661	502	49	37	1,067	888

Total Allowance	$23	$32	$350	$338	$1,072	$638	$49	$37	$1,494	$1,045

(Canadian $ in millions)	For the nine months ended

			Credit card, consumer
			instalment and		Business and		Customers’ liability
	Residential mortgages		other personal loans		government loans		under acceptances		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Specific Allowance at beginning of period	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	3	16	219	160	533	26	–	–	755	202
Recoveries	–	–	70	55	21	12	–	–	91	67
Write-offs	(2)	(1)	(289)	(215)	(292)	(58)	–	–	(583)	(274)
Foreign exchange and other	–	–	–	–	7	9	–	–	7	9

Specific Allowance at end of period	15	20	1	1	411	136	–	–	427	157

General Allowance at beginning of period	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(3)	(11)	22	(3)	85	13	6	1	110	–
Foreign exchange and other	–	–	–	–	59	(17)	–	–	59	(17)

General Allowance at end of period	8	12	349	337	661	502	49	37	1,067	888

Total Allowance	$23	$32	$350	$338	$1,072	$638	$49	$37	$1,494	$1,045

Sale of Impaired Loans
During the quarter ended July 31, 2008, we recorded a net gain on the sale of impaired loans of $2 million ($nil for the quarter ended July 31, 2007). For the nine months ended July 31, 2008, the net gain on sale of impaired loans was $2 million ($5 million for the nine months ended July 31, 2007).

34 • BMO Financial Group Third Quarter Report 2008

Note 3: Securitization
The following tables summarize the Bank’s securitization activities related to its own assets, for the three and nine months ended July 31:

(Canadian $ in millions)	For the three months ended

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007

Net cash proceeds (1)	$1,622	$1,217	$999	$–	$2,621	$1,217
Investment in securitization vehicles	–	–	47	–	47	–
Deferred purchase price	59	38	25	–	84	38
Servicing liability	(9)	(8)	(4)	–	(13)	(8)

	1,672	1,247	1,067	–	2,739	1,247
Securitized and sold (2)	1,651	1,245	1,047	–	2,698	1,245

Gain on sale of loans from new securitizations	$21	$2	$20	$–	$41	$2

Gain on sale of loans sold to revolving securitization vehicles	$19	$1	$53	$38	$72	$39

(Canadian $ in millions)	For the nine months ended

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007

Net cash proceeds (1)	$4,233	$2,624	$1,524	$–	$5,757	$2,624
Investment in securitization vehicles	–	–	71	–	71	–
Deferred purchase price	193	100	38	–	231	100
Servicing liability	(28)	(20)	(6)	–	(34)	(20)

	4,398	2,704	1,627	–	6,025	2,704
Securitized and sold (2)	4,326	2,692	1,597	–	5,923	2,692

Gain on sale of loans from new securitizations	$72	$12	$30	$–	$102	$12

Gain on sale of loans sold to revolving securitization vehicles	$54	$20	$132	$123	$186	$143

(1)	Net cash proceeds represent cash proceeds less issuance costs and write-offs of loan origination costs.

(2)	Credit card loans securitized and sold include interests retained by the Bank as reflected in investment in securitization vehicles.

The key weighted average assumptions used to value the deferred purchase price for these securitizations were as follows:

	For the three months ended				For the nine months ended

	Residential mortgages		Credit card loans		Residential mortgages		Credit card loans
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007	2008	2007	2008	2007

Average term (in years)	3.7	4.3	0.5	n/a	4.2	4.5	0.5	n/a
Prepayment rate (%)	14.0	10.0	40.5	n/a	13.5	9.6	40.7	n/a
Interest rate (%)	5.22	5.07	21.25	n/a	5.42	5.19	21.26	n/a
Discount rate (%)	4.19	5.01	10.19	n/a	4.24	4.57	10.26	n/a

n/a — not applicable
Note 4: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $13,113 million as at July 31, 2008 ($17,536 million as at October 31, 2007). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through commitments to extend credit. As at July 31, 2008, we have a net exposure of $1,253 million from commercial paper held ($5,564 million as at October 31, 2007) classified as trading securities, and undrawn backstop liquidity facilities of $13,073 million ($20,756 million as at October 31, 2007). No amounts have been drawn against these Canadian facilities as at July 31, 2008 or October 31, 2007. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative asset of $38 million as at July 31, 2008 (derivative liability of $20 million as at October 31, 2007).
Included in our Consolidated Balance Sheet as at July 31, 2008 were other assets totalling $277 million and $4 million as a deposit liability ($311 million and $65 million, respectively, as at October 31, 2007) as a result of consolidating two Canadian customer securitization vehicles.
U.S. Customer Securitization Vehicle
Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,189 million as at July 31, 2008 ($7,929 million as at October 31, 2007). As at July 31, 2008, exposure from undrawn backstop liquidity facilities amounted to $8,580 million ($10,719 million as at October 31, 2007). As at July 31, 2008, the Bank has advanced US$851 million ($nil as at October 31, 2007) in accordance with the terms of these liquidity facilities. We are not required to consolidate our U.S. customer securitization vehicle.

BMO Financial Group Third Quarter Report 2008 • 35

Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $8,097 million as at July 31, 2008 ($6,552 million as at October 31, 2007). We are not required to consolidate our bank securitization vehicles. We held $67 million of the commercial paper issued by these vehicles as at July 31, 2008 ($367 million as at October 31, 2007) classified as trading securities. We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at July 31, 2008 and October 31, 2007. No amounts were drawn as at July 31, 2008 and October 31, 2007. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative asset of $58 million as at July 31, 2008 (derivative liability of $52 million as at October 31, 2007).
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager. Assets held by these vehicles amounted to $9,438 million, including cash of $4 million, as at July 31, 2008 (assets of $22,754 million as at October 31, 2007). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to backstop the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $8 million as at July 31, 2008 ($53 million as at October 31, 2007), net of write-downs of $3 million for the quarter ended July 31, 2008 and $49 million for the nine months ended July 31, 2008 ($13 million for the quarter ended October 31, 2007). Amounts drawn from the liquidity facility provided to the SIVs totalled $4,093 million as at July 31, 2008 ($nil as at October 31, 2007). Our exposure includes undrawn facilities of $5,130 million as at July 31, 2008 ($1,158 million as at October 31, 2007). The fair value of our derivative contracts outstanding with these SIVs and recorded in our Consolidated Balance Sheet was $nil as at July 31, 2008 (derivative liability of $11 million as at October 31, 2007). We are not required to consolidate these VIEs.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these
Note 5: Financial Instruments
Fair Value Option
Management can elect to account for any financial instruments that would not otherwise be accounted for at fair value as trading instruments with changes in fair value recorded in income provided they meet certain criteria.
     The Bank has designated bonds purchased to support our Municipal Tender Option Bond Program as trading under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $395 million as at July 31, 2008 ($440 million as at October 31, 2007). Assets held by these VIEs in which we have a significant variable interest but we do not consolidate totalled $142 million as at July 31, 2008 ($353 million as at October 31, 2007). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $43 million as at July 31, 2008 ($99 million as at October 31, 2007).
     We also sponsor Apex Trust (“Apex”), formerly known as Apex/Sitka Trusts, a VIE that provides investors credit protection on investments in debt portfolios through credit default swaps. Assets held by Apex were $2,324 million and $2,012 million as at July 31, 2008 and October 31, 2007, respectively. During the quarter ended July 31, 2008, we successfully restructured Apex and asset-backed commercial paper (“ABCP”) was exchanged for mid-term notes (“MTNs”) in Apex with maturities of five to eight years. A senior funding facility of $1,130 million was provided of which we provide $1,030 million. As at July 31, 2008, $124 million had been drawn against our facility. Under the terms of the restructuring, we also entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
      As at July 31, 2008, the Bank held $730 million of MTNs classified as available-for-sale securities (face value of $815 million). A third party holds its exposure to Apex through a total return swap on $600 million of MTNs with the Bank. The total return swap and underlying MTNs are classified as trading instruments.
      The Bank does not consider the May 2008 purchase of the MTNs described above to imply or be an indicator of our intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event, upon the restructuring of Apex. We do not intend to purchase additional MTNs of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur. We are not required to consolidate Apex.
Capital Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds issued by the Bank in the first quarter of 2008. The guarantee is secured by the assets of the CB Trust. We are required to consolidate CB Trust. Total assets in the CB Trust as at July 31, 2008 were $6.1 billion.
      The Bank is also involved with two VIEs that are used to issue subordinated notes and securities of BMO Capital Trust. We are required to consolidate BMO Capital Trust.
unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with how the portfolio is managed. The fair value of the bonds as at July 31, 2008 was $28 million. The impact of recording the bonds as trading securities

36 • BMO Financial Group Third Quarter Report 2008

was a decrease in non-interest revenue, trading revenues of less than $1 million for the quarter and nine months ended July 31, 2008.
     The change in fair value of our structured notes designated as held for trading was an increase in non-interest revenue, trading revenues of $14 million for the quarter ended July 31, 2008 and an increase in non-interest revenue, trading revenues of $11 million for the nine months ended July 31, 2008. The portion of the change in fair value attributable to changes in our own credit risk was an unrealized gain of $6 million for the quarter ended July 31, 2008 and $19 million for the nine months ended July 31, 2008.
Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities as at July 31, 2008 were as follows:

				Derivative Instruments
	Available-for-sale	Trading	Fair value
	securities	securities	liabilities	Asset	Liability

Valued using quoted market prices	56%	99%	–%	10%	9%
Valued using internal models (with observable inputs)	39	–	100	83	89
Valued using internal models (without observable inputs)	5	1	–	7	2

Total	100%	100%	100%	100%	100%

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     Within available-for-sale securities as at July 31, 2008 was $730 million of Apex MTNs with a face value of $815 million. These MTNs are considered Level 3 as their value has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $18 million and $(20) million, respectively. The impact on net income for the quarter ended July 31, 2008 related to changes in the fair value of our investment in Apex MTNs, including changes resulting from the completion of the restructuring, was a net recovery of $40 million before tax.
A third party holds its exposure to the Apex MTNs through a total return swap with the Bank. This swap and the related underlying MTNs are considered Level 3 as their value has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $13 million and $(14) million, respectively. The impact on net income for the quarter ended July 31, 2008 related to changes in the fair value of the swap and underlying MTNs, including changes resulting from the completion of the restructuring, was a charge of $55 million before tax.
     Within trading securities as at July 31, 2008 was $201 million of third party ABCP with a face value of $325 million. This ABCP is considered Level 3 as its value has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the ABCP. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $6 million and $(6) million, respectively. The impact on net income for the quarter ended July 31, 2008 related to changes in the fair value of this investment was a charge of $28 million before tax.
     Within derivative assets and derivative liabilities as at July 31, 2008 was $2,212 million and $4 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. These derivatives are considered Level 3 as their values have been determined by management, based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $11 million or $(11) million, respectively. The impact on net income in the quarter ended July 31, 2008 related to the change in the fair value of these derivatives was a charge of $2 million before tax.

Note 6: Guarantees
In the normal course of business we enter into a variety of guarantees, the most significant of which are as follows:

(Canadian $ in millions)	As at
	Maximum potential amount of
	future payments
	July 31,	October 31,
	2008	2007

Standby letters of credit and guarantees	$14,679	$12,395
Backstop and other liquidity facilities	35,055	39,428

Total	$49,734	$51,823

Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if they are unable to make the required payments or meet other contractual requirements. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
      No amount was included in our Consolidated Balance Sheet as at July 31, 2008 and October 31, 2007 related to these standby letters of credit and guarantees.

BMO Financial Group Third Quarter Report 2008 • 37

Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to ABCP programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
      As at July 31, 2008, $874 million was drawn ($16 million as at October 31, 2007), in accordance with the terms of the backstop liquidity facilities, of which $872 million (US$851 million) ($nil as at October 31, 2007) relates to VIEs discussed in Note 4.
Note 7: Acquisitions
Griffin, Kubik, Stephens & Thompson, Inc.
On May 1, 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”), for cash consideration of $31 million, subject to a post-closing adjustment based on net equity. The results of GKST’s operations have been included in our consolidated financial statements since that date. The acquisition of GKST will provide us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”), for total cash consideration of $135 million. The results of Merchants and Manufacturers’ operations have been included in our consolidated financial statements since that date. The acquisition of Merchants and Manufacturers will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The results of Ozaukee’s operations have been included in our consolidated financial statements since that date. The acquisition of Ozaukee will provide us with the opportunity to expand our banking locations into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
We also provide senior funding support to our credit investment vehicles, structured finance vehicles, and capital trusts. These facilities support the repayment of senior note obligations. As at July 31, 2008, $4,222 million was drawn ($5 million as at October 31, 2007), in accordance with the terms of the funding facilities related to the VIEs discussed in Note 4.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities of $5,809 million ($5,449 million as at October 31, 2007) are included in backstop liquidity facilities. The facilities’ terms are generally no longer than one year, but can be several years.

Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus contingent consideration up to $10 million based on our retention of the assets under management one year from the closing date. The results of Pyrford’s operations have been included in our consolidated financial statements since that date. The acquisition of Pyrford will provide us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which will be amortized on a straight line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services into the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.

38 • BMO Financial Group Third Quarter Report 2008

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

				July 31,		October 31,
(Canadian $ in millions)				2008		2007
		Merchants and			First	bcpbank
	GKST	Manufacturers	Ozaukee	Pyrford	National	Canada

Cash resources	$–	$43	$50	$1	$110	$47
Securities	63	134	115	–	317	23
Loans	–	1,013	517	–	1,009	293
Premises and equipment	1	31	8	1	30	9
Goodwill	8	90	123	20	175	13
Core deposit/Customer relationship intangible asset	–	39	24	17	37	5
Other assets	24	18	14	4	52	2

Total assets	96	1,368	851	43	1,730	392

Deposits	–	1,029	584	–	1,375	339
Other liabilities	65	204	87	2	10	12

Total liabilities	65	1,233	671	2	1,385	351

Purchase Price	$31	$135	$180	$41	$345	$41

The allocations of the purchase price for GKST, Merchants and Manufacturers, Ozaukee and Pyrford are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
Note 8: Employee Compensation
Stock Options
During the nine months ended July 31, 2008, we granted a total of 1,404,213 stock options. The weighted-average fair value of these options was $8.25 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions.

For stock options granted during the nine months ended July 31, 2008

Expected dividend yield	4.0%
Expected share price volatility	19.4%
Risk-free rate of return	4.1%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	Pension benefit plans		Other employee future benefit plans
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Benefits earned by employees	$34	$35	$4	$5
Interest cost on accrued benefit liability	57	54	14	12
Actuarial loss recognized in expense	2	16	2	4
Amortization of plan amendment costs	3	3	(1)	–
Expected return on plan assets	(73)	(70)	(1)	(1)

Benefits expense	23	38	18	20
Canada and Quebec pension plan expense	15	14	–	–
Defined contribution expense	4	3	–	–

Total pension and other employee future benefit expenses	$42	$55	$18	$20

(Canadian $ in millions)	For the nine months ended
	Pension benefit plans		Other employee future benefit plans
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Benefits earned by employees	$114	$114	$14	$16
Interest cost on accrued benefit liability	171	164	39	37
Actuarial loss recognized in expense	8	46	8	12
Amortization of plan amendment costs	8	8	(4)	(3)
Expected return on plan assets	(218)	(209)	(4)	(4)

Benefits expense	83	123	53	58
Canada and Quebec pension plan expense	47	44	–	–
Defined contribution expense	11	11	–	–

Total pension and other employee future benefit expenses	$141	$178	$53	$58

BMO Financial Group Third Quarter Report 2008 • 39

Note 9: Restructuring Charge
The continuity of our restructuring charge is as follows:

	Severance-	Premises-
(Canadian $ in millions)	related charges	related charges	Other	Total

Year Ended October 31, 2007
Opening Balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the quarter ended January 31, 2008	(12)	–	–	(12)

Balance as at January 31, 2008	84	–	–	84
Paid in the quarter ended April 30, 2008	(12)	–	–	(12)

Balance as at April 30, 2008	72	–	–	72
Paid in the quarter ended July 31, 2008	(11)	–	–	(11)

Balance as at July 31, 2008	$61	$–	$–	$61

Note 10: Subordinated Debt
During the quarter ended April 30, 2008, we issued $900 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series F Medium-Term Notes, First Tranche, is due March 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 2.50%, paid quarterly, thereafter to maturity.
     During the quarter ended April 30, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
Note 11: Share Capital
During the quarter ended July 31, 2007, we issued $1.2 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, Second Tranche, is due June 2017. Interest on this issue is payable semi-annually at a fixed rate of 5.20% until June 21, 2012, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
     During the quarter ended July 31, 2007, we redeemed all of our 7.92% Debentures, Series 22, due 2012, totalling $150 million. The debentures were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
     During the quarter ended April 30, 2007, our US$300 million 7.80% Notes matured.

During the quarter ended July 31, 2008, we issued 12,000,000 5.2% Non-Cumulative Rate Reset Class B Preferred Shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.
     During the quarter ended April 30, 2008, we issued 10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred Shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
     During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
     During the quarter ended July 31, 2008, we did not repurchase any common shares. During the quarter ended July 31, 2007, we repurchased 2,809,900 common shares at an average cost of $69.12 per share, totalling $195 million. During the nine months ended July 31, 2008, we did not repurchase any common shares. During the nine months ended July 31, 2007, we repurchased 6,215,300 common shares at an average cost of $69.69 per share, totalling $433 million.
     There have been 27,800 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2008 and pursuant to which we are permitted to purchase up to 25,000,000 common shares.
     On August 26, 2008, we announced that we intend to file a notice of intention with the Toronto Stock Exchange to make a new normal course issuer bid, subject to regulatory approval and the approval of the Exchange, which provides that we may repurchase up to 15,000,000 common shares, being approximately 3% of our outstanding common shares, between September 8, 2008 and September 7, 2009.

40 • BMO Financial Group Third Quarter Report 2008

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	July 31, 2008
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–

		1,746
Common Shares	504,445,457	4,712	–

Share Capital		$6,458

Stock options issued under stock option plan		n/a	20,869,660 common shares

(a)	For additional information refer to Notes 21 and 22 to our consolidated financial statements for the year ended October 31, 2007 on pages 121 to 124 of our 2007 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c) Face value is US$300 million.
n/a – not applicable

Note 12: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets target ratios as set out by our regulator, the Superintendent of Financial Institutions Canada; supports our internal assessment of required capital; results in targeted credit ratings; funds our operating groups’ business strategies; and builds long-term shareholder value.
     Our policies and processes for managing capital as well as the nature of our capital are outlined in the Enterprise-Wide Capital Management section of Management’s Discussion and Analysis on page 57 of our 2007 Annual Report.
Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. It establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
     We have met our capital targets as at July 31, 2008. Our capital position as at July 31, 2008 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 13: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in Management’s Discussion and Analysis on pages 67 to 68 of our 2007 Annual Report. Key measures as at July 31, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity or commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
     Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Our market risk and liquidity funding management practices and key measures are outlined on pages 68 to 71 of our 2007 Annual Report. Key measures as at July 31, 2008 are outlined in the Risk Management section on pages 11 to 12 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

BMO Financial Group Third Quarter Report 2008 • 41

Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below.
Contractual maturities of non-trading financial liabilities and commitments to extend credit as at July 31, 2008 were as follows:

(Canadian $ in millions)
	Less than				No fixed
	1 year	1 to 3 years	4 to 5 years	Over 5 years	maturity	Total

Deposits	$118,182	$26,486	$8,638	$8,146	$87,205	$248,657
Subordinated debt (1)	414	818	551	6,582	–	8,365
Capital trust securities	–	750	400	1,050	–	2,200
Preferred share liability	250	–	–	–	–	250
Other financial liabilities (1)	34,862	183	217	2,979	43	38,284
Commitments to extend credit	42,461	18,637	18,165	2,189	–	81,452

Total	$196,169	$46,874	$27,971	$20,946	$87,248	$379,208

(1)	Includes interest payments.
Note 14: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2008	2007	2008	2007

Net Income – Canadian GAAP	$521	$660	$1,418	$1,679
United States GAAP adjustments	5	(4)	23	(28)

Net Income – United States GAAP	$526	$656	$1,441	$1,651

Earnings Per Share
Basic – Canadian GAAP	$1.00	$1.30	$2.73	$3.29
Basic – United States GAAP	1.01	1.30	2.78	3.24
Diluted – Canadian GAAP	0.98	1.28	2.70	3.24
Diluted – United States GAAP	1.00	1.27	2.75	3.18

Fair Value Option
During the quarter ended January 31, 2008, we adopted the new United States accounting standard which allows the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The new standard eliminated a difference between Canadian GAAP and United States GAAP.

42 • BMO Financial Group Third Quarter Report 2008

Note 15: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select markets of the U.S. Midwest through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2008 • 43

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended July 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$822	$197	$167	$287	$(187)	$1,286
Non-interest revenue	469	52	377	459	103	1,460

Total Revenue	1,291	249	544	746	(84)	2,746
Provision for credit losses	87	12	1	29	355	484
Non-interest expense	710	194	380	477	21	1,782

Income before taxes and non-controlling interest in subsidiaries	494	43	163	240	(460)	480
Income taxes	151	15	53	(19)	(259)	(59)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$343	$28	$110	$259	$(219)	$521

Average Assets	$126,678	$27,538	$8,261	$231,265	$2,131	$395,873

Goodwill (As At)	$104	$903	$338	$102	$2	$1,449

	P&C	P&C			Corporate	Total
For the three months ended July 31, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$801	$181	$154	$253	$(142)	$1,247
Non-interest revenue	455	44	366	437	6	1,308

Total Revenue	1,256	225	520	690	(136)	2,555
Provision for credit losses	81	9	1	19	(19)	91
Non-interest expense	664	175	362	448	10	1,659

Income before taxes and non-controlling interest in subsidiaries	511	41	157	223	(127)	805
Income taxes	155	16	55	29	(128)	127
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$356	$25	$102	$194	$(17)	$660

Average Assets	$120,000	$23,454	$7,033	$210,834	$4,014	$365,335

Goodwill (As At)	$107	$708	$320	$95	$2	$1,232

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,401	$536	$487	$824	$(574)	$3,674
Non-interest revenue	1,320	184	1,086	873	255	3,718

Total Revenue	3,721	720	1,573	1,697	(319)	7,392
Provision for credit losses	252	31	3	87	492	865
Non-interest expense	2,062	559	1,096	1,301	58	5,076

Income before taxes and non-controlling interest in subsidiaries	1,407	130	474	309	(869)	1,451
Income taxes	431	46	157	(98)	(558)	(22)
Non-controlling interest in subsidiaries	–	–	–	–	55	55

Net Income	$976	$84	$317	$407	$(366)	$1,418

Average Assets	$124,921	$25,744	$8,047	$232,024	$3,029	$393,765

Goodwill (As At)	$104	$903	$338	$102	$2	$1,449

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2007 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,296	$558	$458	$741	$(406)	$3,647
Non-interest revenue	1,334	132	1,086	807	143	3,502

Total Revenue	3,630	690	1,544	1,548	(263)	7,149
Provision for credit losses	242	27	2	58	(127)	202
Non-interest expense	1,954	532	1,090	1,175	195	4,946

Income before taxes and non-controlling interest in subsidiaries	1,434	131	452	315	(331)	2,001
Income taxes	454	48	160	(56)	(340)	266
Non-controlling interest in subsidiaries	–	–	–	–	56	56

Net Income	$980	$83	$292	$371	$(47)	$1,679

Average Assets	$118,307	$23,921	$6,960	$202,653	$3,574	$355,415

Goodwill (As At)	$107	$708	$320	$95	$2	$1,232

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

44 • BMO Financial Group Third Quarter Report 2008

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
			Other
For the three months ended July 31, 2008	Canada	United States	countries	Total

Net interest income	$936	$284	$66	$1,286
Non-interest revenue	1,153	293	14	1,460

Total Revenue	2,089	577	80	2,746
Provision for credit losses	32	452	–	484
Non-interest expense	1,303	433	46	1,782

Income before taxes and non-controlling interest in subsidiaries	754	(308)	34	480
Income taxes	51	(117)	7	(59)
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$690	$(196)	$27	$521

Average Assets	$232,104	$131,972	$31,797	$395,873

Goodwill (As At)	$422	$1,007	$20	$1,449

			Other
For the three months ended July 31, 2007	Canada	United States	countries	Total

Net interest income	$948	$220	$79	$1,247
Non-interest revenue	1,030	187	91	1,308

Total Revenue	1,978	407	170	2,555
Provision for credit losses	59	32	–	91
Non-interest expense	1,220	403	36	1,659

Income before taxes and non-controlling interest in subsidiaries	699	(28)	134	805
Income taxes	147	(38)	18	127
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$539	$5	$116	$660

Average Assets	$221,240	$111,384	$32,711	$365,335

Goodwill (As At)	$424	$808	$–	$1,232

			Other
For the nine months ended July 31, 2008	Canada	United States	countries	Total

Net interest income	$2,694	$744	$236	$3,674
Non-interest revenue	2,899	869	(50)	3,718

Total Revenue	5,593	1,613	186	7,392
Provision for credit losses	185	673	7	865
Non-interest expense	3,694	1,244	138	5,076

Income before taxes and non-controlling interest in subsidiaries	1,714	(304)	41	1,451
Income taxes	194	(164)	(52)	(22)
Non-controlling interest in subsidiaries	41	14	–	55

Net Income	$1,479	$(154)	$93	$1,418

Average Assets	$234,065	$127,656	$32,044	$393,765

Goodwill (As At)	$422	$1,007	$20	$1,449

			Other
For the nine months ended July 31, 2007	Canada	United States	countries	Total

Net interest income	$2,710	$702	$235	$3,647
Non-interest revenue	3,093	215	194	3,502

Total Revenue	5,803	917	429	7,149
Provision for credit losses	170	36	(4)	202
Non-interest expense	3,585	1,242	119	4,946

Income before taxes and non-controlling interest in subsidiaries	2,048	(361)	314	2,001
Income taxes	433	(220)	53	266
Non-controlling interest in subsidiaries	40	16	–	56

Net Income	$1,575	$(157)	$261	$1,679

Average Assets	$211,032	$111,574	$32,809	$355,415

Goodwill (As At)	$424	$808	$–	$1,232

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

BMO Financial Group Third Quarter Report 2008 • 45